UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

A copy of the press release of TOYO Co., Ltd (“TOYO”), a Cayman Islands exempted company, published on October 29, 2026 is being furnished as Exhibits 99.1 with this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 29, 2026 – TOYO Confirms U.S. Customs and Border Protection Release of Ethiopia-Produced Solar Cells

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: October 30, 2026

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